UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number 000-51138

GRAVITY Co., Ltd.

(Translation of registrant’s name into English)

Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

GRAVITY REPORTS SECOND QUARTER OF 2012 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – August 29, 2012 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), an online game developer and publisher based in South Korea, today announced its unaudited financial results for the second quarter ended June 30, 2012, prepared in accordance with generally accepted accounting principles in the United States, and business updates.

FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2012

Revenues for the second quarter ended June 30, 2012 was KRW 14,084 million (US$ 12,455 thousand), representing a 13.9% decrease from KRW 16,357 million for the first quarter ended March 31, 2012 (“QoQ”) and a 3.4% decrease from KRW 14,584 million for the second quarter ended June 30, 2011 (“YoY”).

Review of Financial Results

Revenues

Royalty and licensing fee revenues for the second quarter of 2012 were KRW 8,109 million (US$ 7,171 thousand), representing a 6.9% decrease QoQ from KRW 8,710 million and a 10.2% decrease YoY from KRW 9,033 million. The decreases QoQ and YoY were primarily due to decreased revenues from Ragnarok Online in Japan, Taiwan, Hong Kong and Macau.

Subscription revenues for the second quarter of 2012 were KRW 2,151 million (US$ 1,902 thousand), representing a 49.3% decrease QoQ from KRW 4,241 million and a 26.4% decrease YoY from KRW 2,922 million. The decrease QoQ mainly resulted from decreased revenues from Finding Neverland Online and Ragnarok Online in Korea. The decrease YoY was mostly attributable to Gravity EU SASU, our former wholly-owned subsidiary in France, no longer being consolidated as a result of the Company’s ownership reduction to 25% in July 2011 as well as decreased revenues from Ragnarok Online in Korea and overall decline in revenues in the United States and Canada.

Mobile game revenues were KRW 2,246 million (US$ 1,986 thousand) for the second quarter of 2012, representing a 10.3% increase QoQ from KRW 2,037 million but a 9.0% decrease YoY from KRW 2,469 million.

Character merchandising and other revenues were KRW 1,578 million (US$ 1,396 thousand) for the second quarter of 2012, representing a 15.3% increase QoQ from KRW 1,369 million and a 886.3% increase YoY from KRW 160 million. The increases QoQ and YoY were mostly driven by sales of goods related to mobile phones. The increase YoY was also due to revenues from Ragnarok Odyssey, an action game on PS Vita platform, based on Ragnarok Online, which was commercially released in Japan in February 2012.

Cost of Revenue and Operating Expenses

Cost of revenue was KRW 9,691 million (US$ 8,570 thousand) for the second quarter of 2012, representing a 42.0% increase QoQ from KRW 6,827 million and a 55.5% increase YoY from KRW 6,234 million. The increases QoQ and YoY were mostly from increases in i) amortization on intangible assets primarily from development costs of Ragnarok Online II; ii) cost of goods sold by NeoCyon resulting from its increase in sales of goods related to mobile phones; and iii) salaries primarily attributable to the commercial launch of Ragnarok Online in March 2012.

Operating expenses were KRW 6,121 million (US$ 5,413 thousand) for the second quarter of 2012, representing a 25.2% decrease QoQ from KRW 8,179 million and a 4.3% decrease YoY from KRW 6,398 million. The decreases QoQ was mainly due to advertising expenses, mainly consisting of marketing expenses for open beta testing and commercialization of Finding Neverland Online and Ragnarok Online in the previous quarter, which deceased significantly in the second quarter of 2012 and gain on disposition of our 25% of equity interest in Ingamba LLC, a joint venture company established in April 2010 for online game service in Russia, in June 2012. The decrease YoY resulted from gain on disposition of our equity interest in Ingamba LLC, and decreased professional service fees and commission paid as well as decreased salaries for the headquarters.

Loss before income tax expenses and others was KRW 1,048 million (US$ 927 thousand) for the second quarter of 2012 compared with income before income tax expenses and others of KRW 1,656 million for the first quarter of 2012 and income before income tax expenses and others of KRW 2,384 million for the second quarter of 2011.

As a result of the foregoing factors, Gravity swung to a net loss attributable to parent company of KRW 1,126 million (US$ 996 thousand) for the second quarter of 2012 compared with a net income attributable to parent company of KRW 1,128 million for the first quarter of 2012 and a net income attributable to parent company of KRW 1,721 million for the second quarter of 2011.

The balance of cash and cash equivalents and short-term financial instruments was KRW 55,288 million (US$ 48,895 thousand) as of June 30, 2012.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,130.75 to US$ 1.00, the noon buying rate in effect on August 10, 2012 as quoted by the Federal Reserve Bank of New York.

BUSINESS UPDATES

•	Ragnarok Online to be launched in Singapore and Malaysia in the fourth quarter of 2012

Singapore and Malaysia are expected to be the first overseas markets where Ragnarok Online is to be released. The Company and AsiaSoft Online Pte. Ltd., the licensee of Ragnarok Online II in Singapore and Malaysia, have agreed to commercially offer the game in these markets in the fourth quarter of 2012.

Mr. Hyun Chul Park, CEO of Gravity said, “The performance of Ragnarok Online in Korea is below our expectations. However, I believe that we have overcome most of the technical problems in the early stages and that we are ready to release the game in the overseas markets where the game is eagerly anticipated.”

The service language of Ragnarok Online in Singapore and Malaysia will be English. The Company is also planning to launch the English version of the game in some other markets in the near future after localizing the content to tailor the game to local cultural preferences of each market.

•	Gravity strengthening its presence in the mobile game industry

Gravity has been enhancing its mobile game lineup by releasing more smartphone games with up-to-date technology, based on its flagship title Ragnarok Online. In particular, Ragnarok Online – Uprising: Valkyrie, a mobile massively multiplayer online role playing game for iOS and Android released in Korea is surging in popularity with more than 430,000 cumulative downloads in less than three months since its launch in May 2012. Ragnarok Online – Uprising: Valkyrie is a cross-platform game which allows users to play the game on one server regardless of their operating system.

The Company intends to release Ragnarok Online – Uprising: Valkyrie in other markets, such as China and Taiwan, in 2012 and more other smartphone games will be available later in 2012.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 79 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim

Chief Financial Officer

Gravity Co., Ltd.

Email: kheung@gravity.co.kr

Ms. Yoon Joo Lee

IR Manager

Gravity Co., Ltd.

Email: yoonjoo.lee@gravity.co.kr

Telephone: +82-2-2132-7800

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GRAVITY CO., LTD.

Consolidated Balance Sheet

(In millions of KRW and in thousands of US$)

	As of
	31-Dec-11		30-Jun-12
	KRW (audited)	US$ (unaudited)	KRW (unaudited)	US$ (unaudited)
Assets
Current assets:
Cash and cash equivalents	42,430	37,524	37,288	32,976
Short-term financial instruments	15,000	13,266	18,000	15,919
Accounts receivable, net	6,436	5,692	6,035	5,337
Other current assets	7,967	7,045	7,549	6,676

Total current assets	71,833	63,527	68,872	60,908

Property and equipment, net	2,731	2,415	4,195	3,710
Leasehold and other deposits	5,924	5,239	5,928	5,243
Intangible assets	42,163	37,288	41,792	36,960
Equity method investments	1,444	1,277	1,063	940
Other non-current assets	8,783	7,767	8,755	7,742

Total assets	132,878	117,513	130,605	115,503

Liabilities and Equity
Current liabilities:
Accounts payable	5,552	4,910	5,756	5,090
Deferred revenue	4,663	4,124	3,557	3,146
Other current liabilities	1,847	1,633	1,398	1,236

Total current liabilities	12,062	10,667	10,711	9,472

Long-term deferred revenue	7,457	6,595	7,768	6,870
Accrued severance benefits	916	810	911	806
Other non-current liabilities	1,784	1,578	1,373	1,214

Total liabilities	22,219	19,650	20,763	18,362

Common shares	3,474	3,072	3,474	3,072
Additional paid-in capital	75,395	66,677	75,395	66,677
Retained earnings	19,923	17,619	19,925	17,621
Accumulated other comprehensive income	3,042	2,690	3,006	2,659

Total parent company shareholders’ equity	101,834	90,059	101,800	90,029

Non-controlling interest	8,825	7,805	8,042	7,112

Total equity	110,659	97,863	109,842	97,141

Total liabilities and equity	132,878	117,513	130,605	115,503

*	For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,130.75 to US$1.00, the noon buying rate in effect on August 10, 2012 as quoted by the Federal Reserve Bank of New York.

GRAVITY CO., LTD.

Consolidated Statements of Operations

(In millions of KRW and in thousands of US$, except for share and ADS data)

	Three months ended				Six months ended
	31-Mar-12	30-Jun-11	30-Jun-12		30-Jun-11	30-Jun-12
	(KRW) (unaudited)	(KRW) (unaudited)	(KRW) (unaudited)	(US$) (unaudited)	(KRW) (unaudited)	(KRW) (unaudited)	(US$) (unaudited)
Revenues:
Online games-subscription revenue	4,241	2,922	2,151	1,902	6,232	6,392	5,653
Online games-royalties and license fees	8,710	9,033	8,109	7,171	17,752	16,819	14,874
Mobile games	2,037	2,469	2,246	1,986	4,169	4,283	3,788
Character merchandising and other revenue	1,369	160	1,578	1,396	241	2,947	2,606

Total net revenue	16,357	14,584	14,084	12,455	28,394	30,441	26,921
Cost of revenue	6,827	6,234	9,691	8,570	11,617	16,518	14,608

Gross profit	9,530	8,350	4,393	3,885	16,777	13,923	12,313
Operating expenses:
Selling, general and administrative	6,792	5,671	4,721	4,175	10,420	11,513	10,182
Research and development	1,387	727	1,400	1,238	1,757	2,787	2,465

Total operating expenses	8,179	6,398	6,121	5,413	12,177	14,300	12,647
Operating income (loss)	1,351	1,952	(1,728)	(1,528)	4,600	(377)	(334)
Other income (expenses):
Interest income	476	464	458	405	880	934	826
Interest expense	(11)	(15)	(14)	(12)	(32)	(25)	(22)
Foreign currency gain (loss), net	(160)	(7)	170	150	(65)	10	9
Others, net	—	(10)	66	58	3	66	58

Income (loss) before income tax expenses and equity income (loss) on investments	1,656	2,384	(1,048)	(927)	5,386	608	537
Income tax expenses	818	869	531	470	1,671	1,349	1,193

Income (loss) before equity income (loss) on investments	838	1,515	(1,579)	(1,397)	3,715	(741)	(656)
Equity income (loss) on investments	(82)	(9)	43	38	(21)	(39)	(34)

Net income (loss)	756	1,506	(1,536)	(1,359)	3,694	(780)	690
LESS: Net loss attributable to the non-controlling interest	(372)	(215)	(410)	(363)	(435)	(782)	(692)

Net income (loss) attributable to parent company	1,128	1,721	(1,126)	(996)	4,129	2	2

Earnings (loss) per share
- Basic and diluted	162	247	(162)	(0.14)	594	0	0

Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900

Earnings (loss) per ADS(1)
- Basic and diluted	41	62	(41)	(0.04)	149	0	0

*	For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,130.75 US$1.00, the noon buying rate in effect on August 10, 2012 as quoted by the Federal Reserve Bank of New York.
(1)	Each ADS represents one-fourth of a common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: August 29, 2012

	By:	/s/ Heung Gon Kim
Name: Heung Gon Kim
Title: Chief Financial Officer